Delisting Determination,The Nasdaq Stock Market, LLC,
April 9, 2010, Imperial Industries, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Imperial Industries, Inc.
(the Company), effective at the opening of the trading session on April 19, 2010. Based on review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5550(b)(1), 5620(a), and 5620(b). The Company was notified of the Staffs determinations on December 23, 2009 and January 4, 2010. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel, but before the scheduled hearing took place, withdrew its request for an appeal. The staffs determinations became final on January 25, 2010 and trading in the Companys securities was suspended on January 27, 2010.